Exhibit 12.2

TAMPA ELECTRIC COMPANY

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth Tampa Electric Company’s ratio of earnings to fixed charges for the periods indicated.

(millions)	6-months ended Jun. 30, 2009		12-months ended Jun. 30, 2009		Year Ended Dec. 31,
					2008		2007		2006		2005		2004
Income from continuing operations, before income tax	$129.9		$278.6		$261.9		$278.4		$264.7		$285.7		$274.9
Interest expense	68.9		137.4		135.8		131.4		124.9		114.3		112.4

Earnings before taxes and fixed charges	$198.8		$416.0		$397.7		$409.8		$389.6		$400.0		$387.3

Interest expense	$68.9		$137.4		$135.8		$131.4		$124.9		$114.3		$112.4

Total fixed charges	$68.9		$137.4		$135.8		$131.4		$124.9		$114.3		$112.4

Ratio of earnings to fixed charges	2.89	x	3.03	x	2.93	x	3.12	x	3.12	x	3.50	x	3.45	x

For the purposes of calculating these ratios, earnings consist of income from continuing operations before income taxes and fixed charges. Fixed charges consist of interest expense on indebtedness, amortization of debt premium and an estimate of the interest component of rentals. Interest expense includes total interest expense, excluding AFUDC, and an estimate of the interest component of rentals.